1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date February 28, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the 2011 First Class Meeting of the Holders of H Shares (the "H Shareholders Class Meeting") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Thursday, 14 April 2011 at 9:45 a.m. (or immediately after the conclusion or adjournment of the A Shareholders class meeting which will be held at the same place on the same date) for the purpose of considering and, if appropriate, approving the following resolutions as special resolutions of the Company (unless otherwise indicated, capitalized items used in this notice shall have the same meanings as those defined in the circular of the Company dated 28 February 2011 (the "Circular") relating to the A Share Issue by the Company):

SPECIAL RESOLUTIONS

To consider and approve each of the following, by way of separate special resolution, in relation to the plan for the A Share Issue by the Company:

1.	Type of shares and	:	the domestic listed RMB-denominated ordinary shares (A
	nominal value		Shares), with a nominal value of RMB1.00 each.

2.	Method of issue	:	Non-public issuance. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

3.	Target subscribers	:

securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors, who shall be independent to the Company, its connected persons (as defined in the Hong Kong Listing Rules) and their respective associates (as defined in the Hong Kong Listing Rules). The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies" through bidding.

4.	Lock-up period	:	The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.

5.	Subscription method	:	All target subscribers will subscribe for the A Shares in cash.

6.	Number of A Shares	:

Not more than one billion A Shares. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, transfer of share capital, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM to determine the number of shares to be issued, having regard to the actual circumstances and after consultation with the leading underwriter of the A Share Issue.

7.	Pricing base date and	:	The pricing base date of the A Share Issue is the date of
	price of the issue		announcement of the resolutions of the 10th meeting of the 4th session of the Board.

The issue price per A Share will not be less than 90% of RMB9.29, i.e. the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares/the total volume of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares).

The exact issue price will be determined by the Board after obtaining the approval of the CSRC, in accordance with the authority granted at the EGM and in compliance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies", based on the bidding results and after consultation with the leading underwriter. The issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, transfer of share capital or placing during the period from the pricing base date of the A Share Issue to the A Share issue date.

8.	Place of listing	:	After the expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be listed and traded on the Shanghai Stock Exchange.

9.	Use of proceeds	:

The proceeds raised will not exceed RMB9 billion. After deduction of the relevant expenses, the net proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital. Details of the project investments are as follows:

		Investment	Proceeds to
	Project name	needed	be utilized
		(RMB)	(RMB)

(i)	Chalco Xing Xian
	alumina project	5.23 billion	4.8 billion
(ii)	Chalco Zhongzhou
Ore-dressing Bayer
Process expansion
	construction project	2.992 billion	2.4 billion
(iii)	Additional working capital	1.8 billion	1.8 billion

Total		10.022 billion	9.0 billion

If the actual proceeds raised in the A Share Issue are less than the amount proposed above, the Company will make up the shortfall by other means; if the time at which the proceeds are raised does not match the implementation schedule of the projects, the Company may utilize other funds for the implementation of the projects and swap such funds with the proceeds raised when they are available.

10.	Arrangements with regard	:	The new Shareholders after completion of the A Share Issue
	to the undistributed		and the existing Shareholders will share the undistributed profits
	cumulated profits		cumulated prior to the A Share Issue.

11.	Period of validity of		12 months from the date of the resolutions of the A Share Issue
	the authorization given		passed at the respective EGM, A Shareholders Class Meeting
	by the resolutions		and H Shareholders Class Meeting.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
28 February 2011

* For identification purpose only.

Notes:

(a)

The H Share register of members of the Company will be closed from Tuesday, 15 March 2011 to Thursday, 14 April 2011, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Monday, 14 March 2011 at 4:30 p.m. are entitled to attend this meeting. In order for holders of H Shares to be qualified for attendance at the H Shareholders Class Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 14 March 2011 for registration.

(b)

Holders of H Shares, who intend to attend the H Shareholders Class Meeting, must complete the reply slips for attending the H Shareholders Class Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the H Shareholders Class Meeting, i.e. before Friday, 25 March 2011.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the H Shareholders Class Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the H Shareholders Class Meeting.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the H Shareholders Class Meeting or any adjournment thereof in order for such document to be valid.

(f)

If a proxy attends the H Shareholders Class Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the appointer or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the H Shareholders Class Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(g)	Shareholders attending the H Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

(h)	All voting at the H Shareholders Class Meeting will be conducted by a poll.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary